FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Info[redacted] The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and [redacted] rtain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required informatio[redacted] uant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any pers[redacted] curities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may conta[redacted] ction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

03003170

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC BOOKER MINERALS INC.

BOX 2. INSIDER DATA 129 82-1984

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 18 11 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY OR CORPORATE NAME: STEVENSON

GIVEN NAMES: JOHN PAUL

NO. STREET APT: 1702-1166 ALBERNI STREET

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6E 3Z3

BUSINESS TELEPHONE NUMBER: 604-681-8556

BUSINESS FAX NUMBER: 604-687-5995

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

SUPPL

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	271119									271119	1	
OPTIONS	135000									135000	1	
COMMON	14308									14308	2	DIACAN VENT.
COMMON	173141	18	12	02	10	100		3.50		173241	1	

PROCESSED FEB 03 2003 THOMSON FINANCIAL

2003 JAN -3

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

I own 100% of Diacan Ventures. dlw/22

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): J. PAUL STEVENSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 27 12 02